

Robert Embry

LEAD INVESTOR Invested **$5,000** this round + **$876,000** previously

We are investing in LPP Fusion because they are leading the way to the inexhaustible, inexpensive, clean and safe energy source that the world urgently needs. With only millions in investment, we believe they have made more progress than projects with billions and that they are closer to the goal of producing net energy than any other private fusion company. The generators that they are developing would provide decentralized, reliable and secure energy that can reach everyone in the world, completely replacing fossil fuels and freeing up trillions of dollars in annual energy costs for other uses.